

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 15, 2009

Jinjiang Lu, Chairman and Chief Executive Officer
A-Power Energy Systems, Ltd.
No. 44 Jingxing North Street
Tiexi District
Shenyang, Liaoning, China 110021

      Re: A-Power Energy Systems, Ltd.
              Registration Statement on Form F-3
              Filed September 18, 2009
              File No. 333-161983

Dear Mr. Lu:

We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. We note that there are outstanding staff comments relating to your Form 20-F for the fiscal year ended December 31, 2008. Please note that we will not accelerate the effectiveness of the Form F-3 until the Form 20-F review is completed.

Calculation of Registration Fee

2. Refer to footnote (1) of the fee table. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act. Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon changes in the exercise price of convertible securities. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. See Interpretation 139.10 under of the Division's Securities Act Sections Compliance and Disclosure Interpretations.

Private Placement of Convertible Notes and Warrants, page 5

3. Please revise your disclosure to discuss the Put Agreement Mr. Lu entered into with each of the buyers, pursuant to which, under certain circumstances, the buyers may exchange their notes and warrants for certain common shares owned by Mr. Lu in the event that the Company is unable to issue such common shares.

Selling Shareholders, page 6

4. Please be advised that all selling stockholders who are registered broker dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If the broker-dealer affiliates are unable to make these representations, please identify them as underwriters.

Exhibit 5.1 – Legal Opinion of Maples & Calder

5. Please revise the legal opinion so that Maples and Calder affirmatively states that it has acted as counsel to A-Power Energy Generation Systems, Ltd.

6. We note that counsel's opinion regarding the common shares is contingent upon the common shares being duly registered in the Company's register of members. Please explain to us supplementally why this condition has been included in counsel's opinion, otherwise, please remove this condition from the opinion.

7. We note the qualification contained in Section 4.2. Please explain to us supplementally why this qualification has been included in the legal opinion, otherwise, please remove this qualification from the opinion.

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2

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions to Jessica Kane at (202) 551-3235 or me, at (202) 551-3397.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Omer Ozden, Esq.
         Baker & McKenzie LLP
         1114 Avenue of the Americas
         New York, NY 10036
         By facsimile at (212) 310-1600